Room 4561

September 6, 2006

Mr. Paul T. Stecko
Chairman and Chief Executive Officer
Packaging Corporation of America
1900 West Field Court
Lake Forest, IL 60045

> **Re: Packaging Corporation of America**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 21, 2006**
> **File No. 1-15399**

Dear Me. Stecko:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal Year Ended December 31, 2005

Business

PCA Operations and Products, page 6

1.   We note your discussion of indefinite closure of a paper machine at your
        Tomahawk mill and the related resumption of production of a paper machine at
        your Filer City mill. Describe for us, in reasonable detail, your accounting for
        these machines. Address your accounting:

        •   At the time the each machine was closed;

        •   During the time each machine remained closed; and

        •   At the time production was resumed for the machine at your Filer City mill.

        As part of your response, provide reference to the specific authoritative literature
        that supports your accounting.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

2.   Currently, the overview section of your MD&A is limited to a brief discussion of
        the formation of your company and the related accounting. As a general matter,
        the overview should include the most important matters on which a company's
        executives focus in evaluating financial condition and operating performance and
        provide the context for the discussion and analysis of the financial statements.
        Explain to us how you have considered providing such information in the
        overview section of your MD&A. See Section III.A of SEC Release 33-8350.

Controls and Procedures, page 34

3.   You disclose that your "disclosure controls and procedures are effective to ensure
        that material information relating to PCA is made known to management,
        including the Chief Executive Officer and Chief Financial Officer, particularly
        during the periods when PCA's periodic reports are being prepared." Item 307 of
        Regulation S-K requires that your Chief Executive Officer and Chief Financial
        Officer evaluate the effectiveness of your disclosure controls and procedures as
        defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your disclosure
        suggests that the disclosure controls and procedures that were evaluated by your
        Chief Executive Officer and Chief Financial Officer were narrower than the
        disclosure controls and procedures defined by paragraph (e) of Rules 13a-15 and

15d-15. Advise us as to whether your disclosure controls and procedures were effective as defined in paragraph (e) of Rules 13a-15 and 15d-15 for the year ended December 31, 2005 and for each subsequent interim period. Confirm that the company will evaluate its disclosure controls and procedures required by these rules in all future periodic reports.

Financial Statements

Consolidated Statements of Operations, page F-5

4. It appears that you have recorded income related to your investment in Southern Timber Venture LLC based on dividends received. Explain to us, in reasonable detail, your basis for this accounting. As part of your response, explain how you considered the guidance of APB 18. Consider providing us with a roll-forward schedule that shows the activity in your investment account.

Notes to Consolidated Financial Statements

Note 5. Employee Benefit Plans and Other Postretirement Benefits, page F-19

5. Tell us where amounts related to your pension plan balances and activity are reflected in your balance sheet and statements of cash flows.

Note 6. Goodwill and Other Intangible Assets, page F-22

6. We note that you are amortizing customer lists and relations using a weighted average life of 31 years. Explain to us, in reasonable detail, how the amortization periods for the underlying customer lists and relations were determined. As part of your response, describe the nature, terms and origin of the specific assets involved. Additionally, explain how you considered the guidance in SFAS 142, par. 11.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief